Exhibit 5

                               OPINION OF COUNSEL
                               ------------------


                          The Procter & Gamble Company
                                 General Offices
              1 Procter & Gamble Plaza, Cincinnati, Ohio 45202-3315



October 4, 1996


The Procter & Gamble Company
Procter & Gamble Pharmaceuticals, Inc.
One Procter & Gamble Plaza
Cincinnati, Ohio  45201


As Tax and Legal Counsel-Employee Benefits for The Procter & Gamble Company, I have reviewed the written documents constituting the Procter & Gamble Subsidiaries Savings Plan, as amended, and believe it is qualified under Section 401(a) and is exempt from tax under Section 501(a) of the Internal Revenue Code. The written documents constituting the Procter & Gamble Subsidiaries Savings Plan, as amended, are in compliance with the requirements of ERISA.



Sincerely,


/s/REBECCA R. LAWRENCE
-----------------------
Rebecca R. Lawrence
Tax & Legal Counsel, Employee Benefits